March 31, 2014                         Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

1

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2014	December 31, 2013

		$	$
ASSETS
Current assets
Cash and cash equivalents		614,182	589,180
Term deposits		5,026	34,702
Restricted cash		262	262
Marketable securities		3,309	4,387
Accounts receivable and other		90,248	89,231
Inventories		229,523	244,042
		942,550	961,804
Investment in associate		801	10,949
Deferred income tax assets		1,310	997
Restricted assets and other		43,605	37,330
Defined benefit pension plan		12,569	13,484
Property, plant and equipment		5,754,756	5,684,382
Goodwill		526,296	526,296
		7,281,887	7,235,242
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		185,454	211,406
Current debt	5	16,255	16,402
		201,709	227,808
Debt	5	585,555	585,006
Other non-current liability	4	46,970	-
Asset retirement obligations		85,841	85,259
Deferred income tax liabilities		851,812	842,305
		1,771,887	1,740,378
Equity
Share capital	6	5,314,813	5,314,589
Treasury stock		(17,357)	(10,953)
Contributed surplus		35,424	78,557
Accumulated other comprehensive loss		(16,786)	(17,056)
Deficit		(118,597)	(143,401)
Total equity attributable to shareholders of the Company		5,197,497	5,221,736
Attributable to non-controlling interests		312,503	273,128
		5,510,000	5,494,864
		7,281,887	7,235,242

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director	(Signed) Paul N. Wright	Director

The accompanying notes are an integral part of these consolidated financial statements.

2

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2014	2013
	$	$
Revenue
Metal sales	279,870	338,068

Cost of sales
Production costs	134,785	130,368
Depreciation and amortization	45,572	37,114
	180,357	167,482
Gross profit	99,513	170,586

Exploration expenses	3,895	7,624
General and administrative expenses	15,844	16,486
Defined benefit pension plan expense	403	629
Share based payments	6,994	8,877
Foreign exchange gain	(1,361)	(102)
Operating profit	73,738	137,072

Loss on disposal of assets	6	36
Loss (gain) on marketable securities and other investments	772	(21)
Loss on investments in associates	102	909
Other expense (income)	784	(1,976)
Asset retirement obligation accretion	582	339
Interest and financing costs	8,405	10,501

Profit before income tax	63,087	127,284
Income tax expense	32,444	171,252
Profit (loss) for the period	30,643	(43,968)

Attributable to:
Shareholders of the Company	31,268	(45,463)
Non-controlling interests	(625)	1,495
Profit (loss) for the period	30,643	(43,968)

Weighted average number of shares outstanding
Basic	716,217	714,504
Diluted	716,217	715,364

Earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share	0.04	(0.06)
Diluted earnings (loss) per share	0.04	(0.06)

The accompanying notes are an integral part of these consolidated financial statements.

3

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31,	2014	2013
	$	$

Profit (loss) for the period	30,643	(43,968)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets	(489)	(482)
Realized gain (loss) on disposal of available-for-sale financial assets	759	(17)
Total other comprehensive income (loss) for the period	270	(499)
Total comprehensive income (loss) for the period	30,913	(44,467)

Attributable to:
Shareholders of the Company	31,538	(45,962)
Non-controlling interests	(625)	1,495
	30,913	(44,467)

The accompanying notes are an integral part of these consolidated financial statements.

4

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2014	2013
		$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period		30,643	(43,968)
Items not affecting cash:
Asset retirement obligation accretion		582	339
Depreciation and amortization		45,572	37,114
Unrealized foreign exchange loss		384	121
Deferred income tax expense		9,196	135,888
Loss on disposal of assets		6	36
Loss on investments in associates		102	909
Loss (gain) on marketable securities and other investments		772	(21)
Share based payments		6,994	8,877
Defined benefit pension plan expense		403	629
		94,654	139,924

Changes in non-cash working capital	9	(25,217)	27,168
		69,437	167,092
Investing activities
Net cash used on acquisition of subsidiary	4	(30,318)	-
Purchase of property, plant and equipment		(80,430)	(101,214)
Proceeds from the sale of property, plant and equipment		84	56
Proceeds on production from tailings retreatment		8,792	4,328
Proceeds from the sale of marketable securities		622	332
Funding of non-registered supplemental retirement plan investments, net		-	-
Investments in associates		-	(6,357)
Redemption of (investment in) term deposits		29,676	(158,927)
Decrease in restricted cash		26	(10)
		(71,548)	(261,792)
Financing activities
Issuance of common shares for cash		-	1,422
Investment by non-controlling interest	4	40,000	-
Dividend paid to shareholders		(6,464)	(50,241)
Purchase of treasury stock		(6,404)	(6,294)
Long-term and bank debt proceeds		16,363	12,412
Long-term and bank debt repayments		(16,382)	(10,354)
Loan financing costs		-	(473)
		27,113	(53,528)
Net increase (decrease) in cash and cash equivalents		25,002	(148,228)
Cash and cash equivalents - beginning of period		589,180	816,843

Cash and cash equivalents - end of period		614,182	668,615

The accompanying notes are an integral part of these consolidated financial statements.

5

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	Note	2014	2013
		$	$
Share capital
Balance beginning of period		5,314,589	5,300,957
Shares issued upon exercise of share options, for cash		-	1,422
Transfer of contributed surplus on exercise of options		-	716
Transfer of contributed surplus on exercise of deferred phantom units		224	-
Balance end of period		5,314,813	5,303,095

Treasury stock
Balance beginning of period		(10,953)	(7,445)
Purchase of treasury stock		(6,404)	(6,294)
Shares redeemed upon exercise of restricted share units		-	1,432
Balance end of period		(17,357)	(12,307)

Contributed surplus
Balance beginning of period		78,557	65,382
Share based payments		6,715	8,593
Shares redeemed upon exercise of restricted share units		-	(1,432)
Recognition of other non-current liability and related costs	4	(49,624)	-
Transfer to share capital on exercise of options and deferred phantom units		(224)	(716)
Balance end of period		35,424	71,827

Accumulated other comprehensive loss
Balance beginning of period		(17,056)	(24,535)
Other comprehensive loss for the period		270	(499)
Balance end of period		(16,786)	(25,034)

Retained earnings (deficit)
Balance beginning of period		(143,401)	594,876
Dividends paid		(6,464)	(50,241)
Profit (loss) attributable to shareholders of the Company		31,268	(45,463)
Balance end of period		(118,597)	499,172
Total equity attributable to shareholders of the Company		5,197,497	5,836,753

Non-controlling interests
Balance beginning of period		273,128	284,100
Profit (loss) attributable to non-controlling interests		(625)	1,495
Increase during the period	4	40,000	-
Balance end of period		312,503	285,595

Total equity		5,510,000	6,122,348

The accompanying notes are an integral part of these consolidated financial statements.

6

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has operations and ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired Glory Resources Ltd (“Glory”) in March 2014. Glory has the Sapes development project in Thrace, Greece.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013.

3.	Adoption of new accounting standards

The following interpretation of a standard has been adopted by the company commencing January 1, 2014:

•	IFRIC 21 ‘Levies’ – This interpretation of IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’, applies to the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. There was no material impact on these unaudited condensed consolidated interim financial statements as a result of the adoption of this standard.

The following standard has been published and is mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. The Company is currently evaluating the extent of the impact of the adoption of this standard.
7

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Acquisitions and other transactions
a)	Acquisition of Glory

Eldorado completed the acquisition of all of the issued and outstanding common shares of Glory that it did not already own on March 14, 2014. As a result, Eldorado acquired a 100% interest in the Sapes exploration and development project in Thrace, Greece. Prior to the transaction, Eldorado owned 19.9% interest in Glory and the investment was accounted for as an investment in associate.

Total consideration of $39,219 included cash for 179,504,179 shares in the amount of $27,583, an option buy-out payment of $1,590 to holders of Glory options, and $10,046 related to the 44,595,920 shares of Glory that Eldorado had purchased prior to the off-market takeover bid. A total of $1,229 was incurred as transaction costs and was capitalized as property, plant and equipment.

This transaction has been accounted for as an acquisition of assets and liabilities as Glory did not constitute a business, as defined in IFRS 3. Other than a small working capital amount the remainder of the value for this transaction was assigned to property, plant and equipment.

Eldorado paid net cash of $30,318 as a result of the transaction. This net reduction of cash was a result of an acquired cash balance of $84 less cash consideration of $29,173 and transaction costs of $1,229.

b)	Eastern Dragon agreement

In March 2014, the Company, through one of its subsidiaries, entered into a Subscription and a Shareholders agreement (“Agreements”) with a third party (“Third Party”).

As a result of these Agreements, Third Party acquired 21.5% of the total ordinary shares of Sino Gold Tenya (HK) Limited (“Tenya”), a subsidiary of the Company, and indirectly a 20% interest in the Eastern Dragon Project.

Under the terms of the Agreements, Third Party has the right to require Eldorado to purchase or procure the purchase by another party of Third Party’s shares in Tenya at a fixed price (“Put Option”) for 90 days following the second anniversary of the Agreements.

The Agreements include other rights and obligations of the company and Third Party associated with the advancement of the Eastern Dragon Project.

This transaction has been accounted as an equity transaction with the recognition of a non-controlling interest in the amount of $40,000 representing the consideration received. A liability in the amount of $46,970 has been recorded, representing the present value of the redemption amount of the Put Option and $2,654 of transaction costs have been recorded against equity. Future changes in the present value of the redemption amount of the Put Option will be charge against equity.

5.	Debt
	March 31, 2014 $	December 31, 2013 $
Current:
Jinfeng China Merchant Bank (“CMB”) working capital loan (a)	16,255	16,402

Non-current:
Senior notes (b)	585,555	585,006
Total debt	601,810	601,408

8

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Debt (continued)

(a) Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16,255) working capital loan with CMB. Each drawdown bears fixed interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility had a term of up to one year, from January 16, 2013 to January 14, 2014. In January 2014, the term of the facility was extended to January 28, 2015. This facility is unsecured.

During the quarter ended March 31, 2014, Jinfeng repaid RMB 100.0 million ($16,255) on this facility and subsequently drew down the same amount.

As at March 31, 2014, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. All tranches of the loan have a term of six months and a fixed interest rate of 5.6%.

(b) Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $14,445 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2014 was $597.8 million.

(c) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,951) entrusted loan agreement, which has been increased to RMB 720.0 million ($117,033) through a series of amendments.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon. The loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at March 31, 2014 was 4.59%.

As at March 31, 2014, RMB 638.4 million ($103,769) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2014 there were no non-voting common shares outstanding (December 31, 2013 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2014	716,216,690	5,314,589
Common shares issued for deferred phantom units	31,920	224

At March 31, 2014	716,248,610	5,314,813

9

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Weighted average exercise price Cdn$	Number of options
At January 1,	13.20	16,753,421
Granted	7.84	6,083,597
Exercised	-	-
Forfeited	13.17	(447,078)
At March 31,	11.73	22,389,940

At March 31, 2014, 16,076,218 share options (March 31, 2013 – 13,680,890) with a weighted average exercise price of Cdn$12.89 (March 31, 2013 – Cdn$13.10) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2014 was $4,981.

(b) Restricted share unit plan

A total of 876,412 restricted share units (“RSUs”) at a grant-date fair value of Cdn$7.84 per unit were granted during the period ended March 31, 2014 under the Company’s RSU plan and 292,137 RSUs were exercisable as at March 31, 2014.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the restricted share unit plan and changes during the quarter ended March 31, 2014 is as follows:

Total RSUs
Balance at December 31, 2013	774,845
RSUs Granted	876,412
Redeemed	-
Forfeited	-
Balance at March 31, 2014	1,651,257

As at March 31, 2014, 1,651,257 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 525,136 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended March 31, 2014 was $1,734.

(c) Deferred share units plan

At March 31, 2014, 278,694 deferred share units (“DSUs”) were outstanding with a value of $1,550, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $279 for the period ended March 31, 2014.

10

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e.,quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and liabilities measured at fair value as at March 31, 2014 include:
	Balance at March 31, 2014	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable inputs
	$	$	$	$
		(Level 1)	(Level 2)	(Level 3)
Assets

Available-for-sale financial assets
Marketable securities	3,309	3,309	-	-

Non-current assets
Investments in associates - Nordic Mines	801	801	-	-
Total assets	4,110	4,110	-	-

No liabilities are measured at fair value on a recurring basis as at March 31, 2014.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as held-for-trading securities or available-for-sale securities.

With the exception of the fair market value of our senior notes (note 5b), all carrying amounts of financial instruments approximate their fair value.

11

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information
March 31, 2014 $		March 31, 2013 $

Changes in non-cash working capital
Accounts receivable and other	(6,606)	14,895
Inventories	9,340	10,787
Accounts payable and accrued liabilities	(27,951)	1,486
Total	(25,217)	27,168

Supplementary cash flow information
Income taxes paid	11,352	27,318
Interest paid	204	433

Non-cash investing and financing activities
Other non-current liability (note 4b)	46,970	-

10.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2014, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction as follows:

•	The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil.
•	The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey.
•	The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China.
•	The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries, Perama Hill and Sapes development projects and exploration activities in Greece.
•	The Romania reporting segment includes the Certej development project.
•	Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

12

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Segment information (continued)

For the three months ended March 31, 2014
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	124,026	124,829	18,645	12,370	-	-	279,870
Production costs	47,817	63,485	13,085	10,398	-	-	134,785
Depreciation	12,838	28,221	2,143	2,130	-	240	45,572
Gross profit (loss)	63,371	33,123	3,417	(158)	-	(240)	99,513

Other material items of income and expense
Exploration costs	548	465	644	391	1,053	794	3,895
Income tax expense (recovery)	20,040	10,036	(399)	2,145	-	622	32,444

Additions to property, plant and
equipment during the period	17,879	7,483	1,362	50,092	3,356	218	80,390

Information about assets and liabilities
Property, plant and equipment (*)	858,593	1,446,810	201,480	2,625,368	620,261	2,244	5,754,756
Goodwill	-	52,514	-	473,782	-	-	526,296
	858,593	1,499,324	201,480	3,099,150	620,261	2,244	6,281,052

Debt	-	16,255	-	-	-	585,555	601,810
For the three months ended March 31, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	198,142	111,815	15,160	12,951	-	-	338,068
Production costs	58,900	51,387	8,501	11,580	-	-	130,368
Depreciation	13,113	20,149	1,236	2,130	-	486	37,114
Gross profit (loss)	126,129	40,279	5,423	(759)	-	(486)	170,586

Other material items of income and expense
Exploration costs	2,174	1,372	1,273	888	386	1,531	7,624
Income tax expense	32,452	9,828	845	128,071	-	56	171,252

Additions to property, plant and
equipment during the year	44,676	23,054	5,589	20,950	4,505	841	99,615

For the year ended December 31, 2013
	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	854,893	1,461,592	201,791	2,546,935	616,906	2,265	5,684,382
Goodwill	-	52,514	-	473,782	-	-	526,296
	854,893	1,514,106	201,791	3,020,717	616,906	2,265	6,210,678

Debt	-	16,402	-	-	-	585,006	601,408

13

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

* Net of revenues from sale of production from tailings retreatment

10. Segment information (continued)

The Turkey and China segments derive their revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

The measure of total debt represents the current and long-term portions of debt.

10.2 Economic dependence

At March 31, 2014, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine                                               Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.

Jinfeng Mine                                         China National Gold Group

White Mountain Mine                        Refinery of Shandong Humon Smelting Co. Ltd.

10.3 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

14